Filed Pursuant to Rule 424(b)(3)
File Numbers 333-147355 and 333-152497

PROSPECTUS SUPPLEMENT NO. 1
to Prospectus dated June 19, 2008 and Prospectus dated August 7, 2008
(Registration Nos. 333-147355 and 333-152497)

HONG KONG HIGHPOWER TECHNOLOGY, INC.

This Prospectus Supplement No. 1 supplements our Prospectus dated June 19, 2008 and our Prospectus dated August 7, 2008. The shares that are the subject of each Prospectus have been registered to permit their resale to the public by the selling stockholders named in each Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 1 together with each Prospectus, as applicable.

This Prospectus Supplement No. 1 includes the attached reports, as set forth below, as filed by us with the Securities and Exchange Commission (the “SEC”): Quarterly Report on Form 10-Q filed with the SEC on August 14, 2008; and certain portions of the Current Report on Form 8-K filed with the SEC on August 20, 2008.

Our common stock is traded on the American Stock Exchange under the symbol “HPJ.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 1 is August 20, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended June 30, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File No.: 000-52103

HONG KONG HIGHPOWER TECHNOLOGY, INC.
(Exact name of Registrant as specified in its charter)

Delaware	20-4062622
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Building A1, Luoshan Industrial Zone, Shanxia, Pinghu, Longgang, Shenzhen, Guangdong, 518111,
People’s Republic of China
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)(ZIP CODE)

(86) 755-89686238
(COMPANY’S TELEPHONE NUMBER, INCLUDING AREA CODE)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” as defined in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

The registrant had 13,562,596 shares of common stock, par value $0.001 per share, outstanding as of August 12, 2008.

HONG KONG HIGHPOWER TECHNOLOGY, INC.

FORM 10-Q

For the Quarterly Period Ended June 30, 2008

Part I. Financial Information

Item 1. Financial Statements

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Stated in US Dollars)

	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
	$	$

ASSETS
Current Assets:
Cash and cash equivalents	2,999,604	1,489,262
Restricted cash	6,873,512	5,453,650
Accounts receivable	12,678,294	15,906,175
Notes receivable	295,835	386,482
Prepaid expenses and other receivables – Note 8	6,198,518	2,501,796
Deferred charges – Stock-based compensation – Note 9	476,666
Inventories, net – Note 10	20,153,229	14,371,289

Total Current Assets	49,675,658	40,108,654
Deferred tax assets – Note 7	87,134	28,277
Deposit paid for acquisition of machinery	-	1,115,123
Plant and equipment, net – Note 11	5,653,651	3,789,382
Leasehold land	3,126,977	2,928,495
Intangible asset – Note 12	925,000	950,000
Currency forward – Note 3	29,102	-

TOTAL ASSETS	59,497,522	48,919,931

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Current Liabilities :
Accounts payable	22,905,357	19,561,118
Other payables accrued liabilities – Note 13	3,585,622	2,320,956
Income tax payable	366,991	73,768
Bank borrowings – Note 14	16,844,321	15,410,542

Total Current Liabilities	43,702,291	37,366,384

TOTAL LIABILITIES	43,702,291	37,366,384

COMMITMENTS AND CONTINGENCIES – Note 17

(continued)

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)
(Stated in US Dollars)

	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
	$	$

STOCKHOLDERS’ EQUITY
Preferred stock
Par value: US$0.0001
Authorized: 10,000,000 shares
Issued and outstanding: none

Common stock
Par value: US$0.0001
Authorized: 100,000,000 shares
Issued and outstanding: 2008 – 13,562,596 shares (2007 – 12,798,846 shares)	1,356	1,280
Additional paid-in capital	4,844,013	2,765,870
Accumulated other comprehensive income	1,906,763	1,157,872
Retained earnings	9,043,099	7,628,525

TOTAL STOCKHOLDERS’ EQUITY	15,795,231	11,553,547

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	59,497,522	48,919,931

See accompanying notes to condensed consolidated financial statements.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in US Dollars)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$

Net sales	19,021,476	20,466,844	36,853,038	32,006,349
Cost of sales	(15,646,609)	(17,619,570)	(30,769,873)	(28,102,660)

Gross profit	3,374,867	2,847,274	6,083,165	3,903,689
Depreciation	(31,285)	(28,240)	(80,656)	(54,044)
Selling and distribution costs	(547,697)	(475,202)	(961,720)	(948,288)
General and administrative costs, including stock-based compensation	(1,571,405)	(865,646)	(2,341,101)	(1,800,945)
Loss on exchange rate difference	(330,788)	(129,075)	(835,675)	(201,408)

Income from operations	893,692	1,349,111	1,864,013	899,004
Change in fair value of currency forwards – Note 3	-	-	29,102	-
Change in fair value of warrants – Note 4	(71,250)	-	(71,250)	-
Other income – Note 5	120,120	32,193	224,654	73,863
Interest expenses – Note 6	(194,017)	(111,165)	(400,767)	(248,640)

Income before taxes	748,545	1,270,139	1,645,752	724,227
Income taxes – Note 7	(64,298)	(96,049)	(231,178)	(52,800)

Net income for the period	684,247	1,174,090	1,414,574	671,427

Other comprehensive income
- Foreign currency translation gain	516,654	138,116	748,739	263,469

Comprehensive income	1,200,901	1,312,206	2,163,313	934,896

Earnings per share of common stock
- Basic	0.05	0.13	0.11	0.07
- Diluted	0.05	0.13	0.11	0.07

Weighted average number of common shares outstanding
- Basic	12,899,560	9,248,973	12,849,203	9,248,973
- Diluted	12,906,483	9,248,973	12,852,665	9,248,973

See accompanying notes to condensed consolidated financial statements.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US Dollars)

	Six months ended June 30,
	2008	2007
	(Unaudited)	(Unaudited)
	$	$
Cash flows from operating activities
Net income	1,414,574	671,427
Adjustments to reconcile net income to net cash flows provided by operating activities :
Amortization of intangible asset	25,000	25,000
Bad debts written off	1,258	21,121
Depreciation	345,674	262,222
Change in fair value of currency forwards	(29,102)	-
Loss on disposal of plant and equipment	17,551	2,340
Stock based compensation	114,584	-

Changes in operating assets and liabilities:
(Increase) decrease in -
Accounts receivable	4,209,356	(3,335,419)
Notes receivable	90,315	8,395
Deposit, prepaid expenses and other receivables	(2,761,398)	528,679
Inventories	(4,701,466)	1,106,129
Increase (decrease) in -
Accounts payable	1,973,774	2,017,519
Other payables and accrued liabilities	1,127,082	184,369
Income tax payable	226,163	(142,687)

Net cash flows provided by operating activities	2,053,365	1,349,095

Cash flows from investing activities
Acquisition of plant and equipment	(1,935,077)	(512,957)
Acquisition of leasehold land	-	(2,706,019)
Proceeds from disposal of plant and equipment	-	6,003

Net cash flows used in investing activities	(1,935,077)	(3,212,973)

Cash flows from financing activities
Proceeds from issuance of common stock	1,963,067	-
Proceeds from new short-term bank loans	-	454,465
Repayment of short-term bank loans	(1,423,993)	(279,171)
Repayment from other loans	2,475,343	-
Net advancement of other bank borrowings	(670,659)	3,027,151
Decrease in restricted cash	(1,026,983)	(666,473)
Advance to related parties	-	70,294

Net cash flows provided by financing activities	1,316,775	2,606,266

Net increase in cash and cash equivalents	1,435,063	742,388
Effect of foreign currency translation on cash and cash equivalents	75,279	14,490
Cash and cash equivalents - beginning of period	1,489,262	488,070

Cash and cash equivalents - end of period	2,999,604	1,244,948

(continued)

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Stated in US Dollars)

	Six months ended June 30,
	2008	2007
	(Unaudited)	(Unaudited)
	$	$
Supplemental disclosures of cash flow information :
Cash paid for :
Interest	400,767	248,640
Income taxes	5,015	195,487

See accompanying notes to condensed consolidated financial statements.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

1.             Corporation information and reorganization

Hong Kong Highpower Technology, Inc. (formerly SRKP 11, Inc. or “SRKP 11”) was incorporated in the State of Delaware on January 3, 2006 to locate a suitable acquisition candidate to acquire.

On October 20, 2007, SRKP 11 entered into a share exchange agreement (the “Exchange Agreement”) with Hong Kong Highpower Technology Company Limited (“HKHTC”), which was incorporated in Hong Kong on July 4, 2003 under the Hong Kong Companies Ordinance. HKHTC was organized principally to engage in the manufacturing and trading of nickel metal hydride rechargeable batteries.

As used herein, the “Company” refers to Hong Kong Highpower Technology, Inc. and its wholly-owned subsidiaries, HKHTC, Shenzhen Highpower Technology Co., Ltd. (“SZ Highpower”), HZ Highpower Technology Co., Ltd. (“HZ Highpower”) and Sure Power Technology (Shenzhen) Co., Ltd. (“Sure Power”), unless the context indicates otherwise.

Pursuant to the Exchange Agreement, SRKP 11 agreed to issue shares of its common stock in exchange for all of the issued and outstanding securities of HKHTC. On November 2, 2007, upon the closing of the Exchange Agreement, HKHTC had a total of 500,000 shares of common stock issued and outstanding, and SRKP 11 issued an aggregate of 9,248,973 shares of its common stock to the shareholders of HKHTC in exchange for all of the issued and outstanding securities of HKHTC on the basis of 18.497946 shares of SRKP 11 for each share of HKHTC. The 9,248,973 shares of common stock issued to the shareholders of HKHTC in conjunction with this transaction have been presented as outstanding for all periods presented. In addition, immediately prior to the closing of the Exchange Agreement, SRKP 11 and certain of its stockholders agreed to cancel an aggregate of 1,597,872 shares of outstanding common stock, as a result of which there were 1,777,128 shares of common stock outstanding immediately prior to the share exchange transaction.

On November 2, 2007, concurrently with the close of the Exchange Agreement, the Company received gross proceeds of $3,120,000 in a private placement transaction (the “Private Placement”). Pursuant to subscription agreements entered into with the investors, the Company sold an aggregate of 1,772,745 shares of common stock at $1.76 per share. The investors in the Private Placement also entered into lock-up agreements pursuant to which they agreed not to sell their shares until 90 days after the Company’s common stock is listed or quoted on either the New York Stock Exchange, American Stock Exchange, NASDAQ Global Market, NASDAQ Capital Market or the OTC Bulletin Board, when one-tenth of their shares are released from the lock-up agreement, after which their shares will automatically be released from the lock-up agreement on a monthly basis pro rata over a nine-month period. After commissions and expenses, the Company received net proceeds of approximately $2,738,000 from the Private Placement.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

1.	Corporation information and reorganization (Continued)

Immediately after the closing of the Exchange Agreement and Private Placement, the Company had 12,798,846 shares of common stock issued and outstanding. Upon the closing of the Exchange Agreement, the shareholders of HKHTC and their designees owned approximately 72.3% of the Company’s issued and outstanding common stock, the pre-existing shareholders of the Company owned approximately 13.9% of the Company’s issued and outstanding common stock, and the investors in the Private Placemen owned 13.8% of the Company’s issued and outstanding common stock. Therefore, although HKHTC became the Company’s wholly-owned subsidiary, the transaction was accounted for as a recapitalization in the form of a reverse merger of HKHTC, whereby HKHTC was deemed to be the accounting acquirer and was deemed to have retroactively adopted the capital structure of SRKP 11. Since the transaction was accounted for as a reverse merger, the accompanying consolidated financial statements reflect the historical consolidated financial statements of HKHTC for all periods presented, and do not include the historical financial statements of SRKP 11. All cost associated with the reverse merger transaction, consisting primarily of consideration paid to the pervious control parties of SRKP 11 and legal and investment banking fees and costs, were expensed as incurred as a cost of the recapitalization.

In December 2005, HKHTC underwent a group reorganization (the “Reorganization”), which was approved by authorized institutions, pursuant to which it acquired all of the outstanding common stock of Shenzhen Highpower Technology Co., Ltd. (“SZ Highpower”) from its then existing stockholders, Pan Dangyu, Li Kai Man, Li Wenliang and Ma Wenwei (the “Stockholders”). SZ Highpower was incorporated on October 8, 2002 in the People’s Republic of China.

The above-mentioned Stockholders were the common stockholders for both HKHTC and SZ Highpower. The acquisition was financed by a short-term loan bearing interest of $75,229 (equivalent to HK$584,000), which was charged to operations. The transaction was accounted for as a corporate reorganization of entities under common control.

As a result of the Reorganization in 2005, SZ Highpower became the wholly-owned subsidiary of HKHTC and became its main operating business.

In January 2008, HKHTC invested $749,971 to HZ Highpower. HZ Highpower became a wholly-owned subsidiary of HKHTC. HZ Highpower has not commenced business as of June 30, 2008.

On June 20, 2008, HKHTC invested $250,000 in Sure Power, which became a wholly-owned subsidiary of HKHTC. Sure Power commenced business in June 2008 and specializes in researching and manufacturing Lithium-ion rechargeable batteries.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2.	Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America. The consolidated financial statements for the interim periods are unaudited. In the opinion of management, these consolidated financial statements, include all adjustments, including normal recurring adjustments, necessary for their fair presentation. Interim results are not necessarily indicative of results of operations to be expected for a full year. The accompanying consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and do not include all information and footnotes necessary for a complete presentation of financial statements in conformity with accounting principles generally accepted in the United States. These financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These accounts and estimates include, but are not limited to, the valuation of accounts receivable, inventories, deferred income taxes and the estimation on useful lives of plant and equipment. Actual results could differ from those estimates.

Comparative amounts

Certain comparative amounts in prior periods have been reclassified to conform to the current period’s presentation. The principal reclassification related to the separate presentation of loss on exchange rate difference as an operating cost line item in the statement of operations, which was previously included in general and administrative costs. These reclassifications had no effect on reported total assets, liabilities, stockholders’ equity, or net income (loss).

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2.	Summary of significant accounting policies (Continued)

Economic and political risks

The Company’s operations are conducted in the People’s Republic of China (the “PRC”). Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC and by the general state of the PRC economy.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad and rates and methods of taxation, among other things.

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable. The Company extends credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Further, the Company reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Company’s credit risk is significantly reduced. Other than set forth below, no customers represented 10% or more of the Company’s net sales and accounts receivable.

A substantial percentage of the Company's sales are made to the following customers. Details of the customers accounting for 10% or more of total net revenue in any of the six months ended June 30, 2008 and 2007 are as follows:

	2008	2007

Company A	22%	20%
Company B	*	14%
* Less than 10%
	22%	34%

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2.	Summary of significant accounting policies (Continued)

Concentrations of credit risk (Continued)

Details of the accounts receivable from the customers with the largest receivable balances at June 30, 2008 and 2007 are as follows:

	Percentage of accounts receivable
	2008	2007

Company A	27%	30%
Company B	22%	31%
Largest receivable balances	49%	61%

Cash and cash equivalents

Cash and cash equivalents include all cash, deposits in banks and other liquid investments with initial maturities of three months or less.

Restricted cash

Certain cash balances are held as security for short-term bank borrowings and are classified as restricted cash in the Company’s balance sheets.

Accounts receivable

Accounts receivable are stated at the original amount less an allowance made for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. Bad debts are written off when identified. The Company extends unsecured credit to customers in the normal course of business and believes all accounts receivable in excess of the allowances for doubtful receivables to be fully collectible. The Company does not accrue interest on trade accounts receivable.

The Company experienced bad debts during the six months ended June 30, 2008 and 2007 of $1,258 and $21,121, respectively.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2.	Summary of significant accounting policies (Continued)

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on a weighted average basis and includes purchase costs, direct labor and factory overheads. There are no significant freight charges, inspection costs and warehousing costs incurred for any of the periods presented. In assessing the ultimate realization of inventories, management makes judgments as to future demand requirements compared to current or committed inventory levels. The Company’s reserve requirements generally increase based on management’s projected demand requirements, and decrease due to market conditions and product life cycle changes. During the six months period ended June 30, 2008 and 2007, the Company did not make any allowance for slow-moving or defective inventories. The Company’s production process results in a minor amount of waste materials. The Company does not record a value for the waste in its cost accounting. The Company records proceeds on an as realized basis, when the waste is sold. The Company has offset the proceeds from the sales of waste materials as a reduction of production costs. Proceeds from the sales of waste materials were approximately $208,052 and $160,170 for the six month periods ended June 30, 2008 and 2007, respectively. Generally, waste materials on hand at the end of a year are nominal.

Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

Depreciation of plant and equipment is provided using the straight-line method over their estimated useful lives at the following annual rates:

Furniture, fixtures and office equipment	20%
Leasehold improvement	50%
Machinery and equipment	10%
Motor vehicles	20%

Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2.            Summary of significant accounting policies (Continued)

Intangible Assets and Long-Lived Assets

SFAS No. 142, goodwill and Other Intangible Assets (“SFAS 142”), requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite.  Accordingly, the consumer battery license is being amortized over its useful life of 20 years.  The Company does not have any goodwill.

The Company accounts for the impairment of long-lived assets, such as plant and equipment, leasehold land and intangible assets, under the provisions of SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets (“SFAS 144”)”. SFAS 144 establishes the accounting for impairment of long-lived tangible and intangible assets other than goodwill and for the disposal of a business.  Pursuant to SFAS No. 144, the Company periodically evaluates, at least annually, whether facts or circumstances indicate that the carrying value of its depreciable assets to be held and used may not be recoverable.  If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists.  In the event that the carrying amount of long-lived assets exceeds the undiscounted future cash flows, then the carrying amount of such assets is adjusted to their fair value.  The Company reports an impairment cost as a charge to operations at the time it is recognized.

There was no impairment of long-lived assets for the six months ended June 30, 2008 and 2007.

Revenue recognition

The Company recognizes revenue when the goods are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales of goods represent the invoiced value of goods, net of sales returns, trade and allowances.

The Company does not have arrangements for returns from customers and does not have any future obligations directly or indirectly related to product resales by customers. The Company has no incentive programs.

Advertising and promotion expenses

Advertising and promotion expenses are charged to expense as incurred.

Advertising and promotion expenses, which are included in selling and distribution costs, were not material for the six months ended June 30, 2008 and 2007.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2.	Summary of significant accounting policies (Continued)

Income taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to SFAS No. 109, “Accounting for Income Taxes”. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and loss carry forwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has also adopted FIN 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”.

Comprehensive income

The Company has adopted SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Accumulated other comprehensive income represents the accumulated balance of foreign currency translation adjustments of the Company.

Foreign currency translation

The functional currency of the Company is the Renminbi (“RMB”). The Company maintains its financial statements in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective period.

For financial reporting purposes, the financial statements of the Company, which are prepared using the functional currency, are then translated into United States dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders’ equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment in other comprehensive income, a component of stockholders’ equity.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2.	Summary of significant accounting policies (Continued)

Foreign currency translation (Continued)

	June 30, 2008	June 30, 2007
Quarter end RMB : US$ exchange rate	6.8670	7.6120
Average quarterly RMB : US$ exchange rate	7.0225	7.7014

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that RMB amounts could have been, or could be, converted into US$ at rates used in translation.

Transactions and balances

Transactions in foreign currencies are translated into the functional currency at the approximate rates of exchange ruling on the transaction date. Exchange gains and losses resulting from this translation policy are recognized in the statements of operations.

Fair value of financial instruments

The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, trade and other receivables, deposits, trade and other payables, approximate their fair values due to the short-term maturity of such instruments. The carrying amounts of borrowings approximate their fair values because the applicable interest rates approximate current market rates.

The Company is exposed to certain foreign currency risk from export sales transactions and the related accounts receivable as they will affect the future operating results of the Company.

Basic and diluted earnings per share

The Company computes earnings per share (“EPS’) in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). SFAS No. 128 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2.            Summary of significant accounting policies (Continued)

Adoption of New Accounting Policies

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”), which establishes a formal framework for measuring fair value under Generally Accepted Accounting Principles (“GAAP”). SFAS No. 157 defines and codifies the many definitions of fair value included among various other authoritative literature, clarifies and, in some instances, expands on the guidance for implementing fair value measurements, and increases the level of disclosure required for fair value measurements. Although SFAS No. 157 applies to and amends the provisions of existing FASB and American Institute of Certified Public Accountants (“AICPA”) pronouncements, it does not, of itself, require any new fair value measurements, nor does it establish valuation standards. SFAS No. 157 applies to all other accounting pronouncements requiring or permitting fair value measurements, except for: SFAS No. 123R, share-based payment and related pronouncements, the practicability exceptions to fair value determinations allowed by various other authoritative pronouncements, and AICPA Statements of Position 97-2 and 98-9 that deal with software revenue recognition. SFAS No. 157 was effective January 1, 2008. In late February 2008, the Company purchased currency forwards to arbitrage the Dollar/RMB relationship. The Company used level one fair value inputs to determine the value the currency forwards (see Note 6), Level 1 fair value inputs include quoted prices (unadjusted) in active markets for identical asset or liabilities that the Company has the ability to access as of the measurement date. Financial assets and liabilities utilizing Level 1 inputs include active exchange-traded securities and exchange-based derivatives.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. SFAS No. 159 also requires companies to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 and SFAS No. 107. SFAS No. 159 was effective January 1, 2008.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2.            Summary of significant accounting policies (Continued)

Recently Issued Accounting Pronouncements

In February 2008, FASB issued FASB Staff Position (“FSP”) FAS 157-1 “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurement for Purposes of Lease Classification or Measurement under Statement 13,” and FSP FAS 157-2, “Effective Date of FASB Statement No. 157.” FSP FAS 157-1 amends the scope of SFAS No. 157 and other accounting standards that address fair value measurements for purpose of lease classification or measurement under Statement 13. The FSP is effective on initial adoption of Statement 157, FSP FAS 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. We do not expect the adoption of FSP FAS 157-1 and FSP FAS 157-2 will have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment to ARB No. 51”. SFAS No. 141(R) and SFAS No. 160 require most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS No. 141(R) will be applied to business combinations occurring after the effective date. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. We are currently evaluating the impact of adopting SFAS No. 160 on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which requires enhanced disclosures about an entity’s derivative and hedging activities. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We do not expect the adoption of SFAS 161 will have a material impact on our results of operations and financial position.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in accordance with generally accepted accounting principles (“GAAP”). With the issuance of this statement, the FASB concluded that the GAAP hierarchy should be directed toward the entity and not its auditor, and reside in the accounting literature established by the FASB as opposed to the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” This statement is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” We do not expect the adoption of SFAS 162 will have a material impact on our results of operations and financial position.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

3.            Risk Management Activities, Including Derivative

The Company selectively uses foreign currency forward contracts to offset the effects of foreign currency exchange rate changes on reported earnings, cash flow and net asset positions. The terms of these derivative contracts are generally for 3 months or less. Changes in the fair value of these derivative contracts are recorded in earnings to offset the impact of foreign currency transaction gains and losses attributable to certain third party and intercompany financial assets and liabilities with similar terms. The net gains and losses attributable to these activities are included in Other income, net.

	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
	$	$

Currency forwards (notional amount $5 million), consisting of a put and a call	29,102	-

Due to the volatility of the US Dollar to the Company’s functional currency, the Company has put into place a hedging program to attempt to protect it from significant changes to the US Dollar, which would affect the value of the Company’s US dollar receivables and sales. In late February 2008, the Company entered in a series of currency hedges totaling a notional amount US$5,000,000 expiring from October 2008 to February 2009. The foreign currency forwards provide for potential losses to the Company if the dollar weakens below an average rate of 6.5 RMB to the US Dollar. The Company would have gains if the US Dollar strengthens against the RMB. Settlement of the notional amounts will be made 20% each month starting in October 2008 and ending in February 2009.

The Company recognized the following gains and losses attributable to its derivative financial instruments during the following periods:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$

Foreign exchange contracts, net Gains recognized in Other income, net	11,092	-	11,092	-

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

4.            Change in fair value of share warrants

On June 19, 2008, the Company issued to WestPark Capital, Inc. warrants to purchase 52,500 shares of common stock at an exercise price of $3.90 per share in connection with the initial public offering. The warrants have a term of five years and are exercisable no sooner than one year and no later than five years.

The fair value of the warrants at June 19, 2008, the date of issue, is $276,000 and the value at an exercise price is $204,750 respectively. Accordingly, a change in fair value of the warrants of $71,250 is debited to the condensed consolidated statement of operations.

The fair value of the warrants is appraised by an independent qualified valuer.

5.            Other income

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$

Bank interest income	41,032	9,688	79,045	11,672
Gain on forward contract	11,092	-	11,092	-
Other interest income	6,501	3,007	17,218	3,007
Sundry income	61,495	19,498	117,299	59,184

	120,120	32,193	224,654	73,863

6.             Interest expenses

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$

Interest on trade related bank loan	164,479	86,047	348,460	211,812
Interest on short-term bank loans	29,538	12,133	52,307	23,843
Interest on other loan	-	12,985	-	12,985

	194,017	111,165	400,767	248,640

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

7.             Income taxes

The components of the provision for income taxes are:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$

PRC income taxes	17,937	109,486	174,313	66,237

Deferred tax benefit	46,361	(13,437)	55,679	(13,437)

	64,298	96,049	229,992	52,800

The major components of deferred tax recognized in the consolidated balance sheets as of June 30, 2008 and December 31, 2007 are as follows:

	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
	$	$

Temporary difference on:
Reorganization of expenses	(75,884)	(24,527)
Accelerated tax depreciation on intangible asset	(11,250)	(3,750)

Deferred tax assets, net	(87,134)	(28,277)

Reorganization in the balance sheet:
Net deferred tax assets	(87,134)	(28,277)

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48). FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The adoption of the provisions of FIN 48 did not have a material effect on the Company’s financial statements. As of June 30, 2008, no liability for unrecognized tax benefits was required to be recorded.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

8.            Prepaid expenses and other receivables

	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
	$	$

Purchase deposits paid	899,430	264,138
Advance to staff	175,466	74,502
Other deposits and prepayments*	2,596,147	147,503
Value-added tax prepayment	2,066,019	1,103,063
Other receivables	461,456	912,590
	6,198,518	2,501,796
*Includes prepayment of machinery costs of $1,565,703 paid by a subsidiary.

9.	Deferred charges – Stock-based compensation

	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
	$	$
Cost
Stock-based compensation – consulting fee	520,000	-

Accumulated amortization	43,334	-
Net	476,666	-
Amortization expenses included in general and administrative costs for the six months period ended June 30, 2008 was $43,334.

The Company is amortizing the $520,000 cost of stock-based compensation over a period of one year on the straight line basis.

10.          Inventories

	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
	$	$

Raw materials	4,676,717	4,507,255
Work in progress	2,603,270	1,694,997
Finished goods	12,571,824	8,101,083
Consumables	60,115	49,197
Packing materials	241,303	18,757
	20,153,229	14,371,289

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

11.          Plant and equipment

	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
	$	$
Cost
Furniture, fixtures and office equipment	506,402	643,196
Leasehold improvement	914,923	146,622
Machinery and equipment	5,561,017	3,940,847
Motor vehicles	389,195	344,088

	7,371,537	5,074,753

Accumulated depreciation
Furniture, fixtures and office equipment	184,653	211,342
Leasehold improvement	146,840	100,864
Machinery and equipment	1,202,767	834,206
Motor vehicles	183,626	138,959

	1,717,886	1,285,371

Net
Furniture, fixtures and office equipment	321,749	431,854
Leasehold improvement	768,083	45,758
Machinery and equipment	4,358,250	3,106,641
Motor vehicles	205,569	205,129

	5,653,651	3,789,382

The components of depreciation charged are:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$

Included in factory overheads	159,594	126,164	265,018	208,178
Included in operating expenses	37,285	28,240	80,656	54,044

	196,879	154,404	345,674	262,222

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

12.          Intangible asset

	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
	$	$
Cost
Consumer battery license fee	1,000,000	1,000,000

Accumulated amortization	75,000	50,000

Net	925,000	950,000

Amortization expenses included in selling and distribution costs for the six months period ended June 30, 2008 and 2007 were $25,000.

Shenzhen Highpower Technology Co., Ltd. (SZ Highpower), a wholly-owned subsidiary of the Company, entered into a Consumer Battery License Agreement with Ovonic Battery Company, Inc. (Ovonic), an unrelated party, dated May 14, 2004, pursuant to which SZ Highpower acquired a royalty-bearing, non-exclusive license to use certain patents owned by Ovonic to manufacture rechargeable nickel metal hydride batteries for portable consumer applications (Consumer Batteries) in the PRC, and a royalty-bearing, non-exclusive worldwide license to use certain patents owned by Ovonic to use, sell and distribute Consumer Batteries.  SZ Highpower made an up-front royalty payment to Ovonic of $50,000 in 2004.

On August 8, 2007, SZ Highpwer and Ovonic amended the Consumer Battery License Agreement pursuant to which SZ Highpower agreed to pay a total of $112,580, which was to be made in two equal payments of $56,290, one of which was to be made within 15 days of August 8, 2007, and the other within 45 days of August 8, 2007, as royalties for its use of the licensed technology in 2004, 2005 and 2006.  Both of these payments were made during 2007 and were recorded as royalty expense in prior years, which was included in selling and distributing costs in the statement of operations.

The Consumer Battery License Agreement also requires the Company to pay an additional up-front royalty payment of $1,000,000 by four annual installments and an annual royalty fee based on the gross sales of consumer batteries over the term of the Consumer Battery License Agreement. Accordingly, during the year ended December 31, 2007, the Company recorded a total up-front royalty payment obligation of $1,000,000, which was included in other payables and accrued liabilities, with the related debit recorded as an intangible asset entitled consumer battery license agreement. During the six months ended June 30, 2008, the Company recorded a total of approximately $151,729 as royalty expense, which was included in selling and distributing costs in the statement of operations. At June 30, 2008, accrued royalty fees payable was $1,526,892 (see Note 13).

The Company is amortizing the $1,000,000 cost of the Consumer Battery License Agreement over a period of 20 years on the straight line basis.  The accounting for the Consumer Battery License Agreement is based on the Company’s estimate of the useful life of the underlying technology, which is based on the Company’s assessment of existing battery technology, current trends in the battery business, potential developments and improvements, and the Company’s current business plan.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

13.          Other payables and accrued liabilities

	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
	$	$

Accrued expenses	893,348	765,760
Accrued staff welfare	41,603	90,316
Royalty payable	1,526,892	1,327,026
Sales deposits received	1,080,707	136,295
Other payables	43,072	1,559

	3,585,622	2,320,956

14.          Bank borrowings

	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
	$	$
Secured:
Repayable within one year
Short term bank loans	1,164,986	2,454,838
Other trade related bank loans	15,679,335	12,955,704

	16,844,321	15,410,542

As of June 30, 2008, the above bank borrowings were secured by the following:

(a)	charge over bank deposits of $6,873,512 which is included in restricted cash on the Balance sheet;

(b)	personal guarantee executed by the directors of the Company;

(c)	the legal charge over leasehold land with carrying amount $3,126,977; and

(d)	other financial covenant:-

The bank borrowings require one of the Company’s subsidiaries to maintain a minimum net worth of $10,217,693. The Company was in compliance with this requirement at June 30, 2008.

The interest rates of trade related bank loans were at bank’s prime lending rate per annum with various maturity dates. The rates at June 30, 2008 ranged from 5.508% to 6.804%.

The interest rates of short term bank loans were at 6.804% per annum at June 30, 2008.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

15.	Common stock

On June, 19, 2008, the Company’s common stock commenced trading on the American Stock Exchange.

On June 19, 2008, the Company issued 603,750 shares of common stock upon the closing of an initial public offering. The Company’s sale of common stock, which was sold indirectly by the Company to the public at a price of $3.25 per share, resulted in net proceeds of $1,486,400. These proceeds were net of underwriting discounts and commissions, fees for legal and auditing services, and other offering costs.

On June 19, 2008, the Company issued 160,000 shares of common stock upon the closing of an initial public offering. The shares are treated as compensation for investor relations services. The services provided are for the period of one year from the date of June 19, 2008.

16.          Pension plans

For employees in PRC, the Group contributes on a monthly basis to various defined contribution plans organized by the relevant municipal and provincial government in the PRC based on certain percentage of the relevant employees’ monthly salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations payable to all existing and future retired employees under these plans and the Group has no further constructive obligation for post-retirement benefits beyond the contributions made. Contributions to these plans are expenses as incurred.

The assets of the schemes are controlled by trustees and held separately from those of the Group. Total pension cost was $48,840 and $56,043 for the six months ended June 30, 2008 and 2007, respectively.

17.          Commitments and contingencies

Operating leases commitments

The Company leases factory and office premises under various non-cancelable operating lease agreements that expire at various dates through years 2008 to 2010, with an option to renew the lease. All leases are on a fixed repayment basis. None of the leases includes contingent rentals. Minimum future commitments under these agreements payable as of June 30, 2008 are as follows:

Year ending June 30	$
2008	470,960
2009	832,853
2010	372,287
2011	-
1,676,100

Rental expenses for the six months ended June 30, 2008 and 2007 were $292,506 and $202,035, respectively.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

17.          Commitments and contingencies (Continued)

Capital commitments

The Company has the following capital commitments as of June 30, 2008:

$

Purchase of plant and equipment	1,178,559

Contingencies

From time to time, the Company factors bills receivable to banks.  At the time of the factoring, all rights and privileges of holding the receivables are transferred to the banks.  The Company removes the asset from its books and records a corresponding expense for the amount of the discount.  The Company remains contingently liable on the amount outstanding in the event the bill issuer defaults.

	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
	$	$

Bills discounted	500,794	106,378

Other than as disclosed above, the Company had no other material contractual obligations and had no off-balance sheet guarantees or arrangement or transactions as at June 30, 2008.

18.          Related party transactions

Apart from the transactions as disclosed in Notes 14 and 15, the Company entered into the following transactions with a related party during the six months ended June 30, 2008 and 2007:

	Six months ended June 30,
	2008	2007
	(Unaudited)	(Unaudited)
	$	$

Management fee paid to Canhold International Limited	-	10,278

Mr. Li Kai Man is a director of both the Company’s subsidiary, HKHTC, and Canhold International Limited.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

19.          Segment Information

The Company uses the “management approach” in determining reportable operating segments.  The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operating results solely by monthly revenue (but not by sub-product type or geographic area) and operating results of the Company and, as such, the Company has determined that the Company has one operating segment as defined by SFAS 131, “Disclosures about Segments of an Enterprise and Related Information ”.

Long-lived assets of the Group are located in PRC. Geographic information about the revenues and accounts receivable which are classified based on the location of the customers, is set out as follows:

	Six months ended June 30,
	2008	2007
	(Unaudited)	(Unaudited)
Net revenue	$	$

Hong Kong and China	13,346,458	15,636,952
Asia	2,719,708	2,657,731
Europe	15,306,697	9,079,531
North America	5,187,455	4,602,551
South America	159,329	29,584
Others	133,391	-

	36,853,038	32,006,349

	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Accounts receivable	$	$

Hong Kong and China	2,746,222	4,258,010
Asia	646,897	1,023,284
Europe	7,549,229	6,761,615
North America	1,702,031	3,863,266
South America	6,281	-
Others	27,634	-

	12,678,294	15,906,175

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion relates to a discussion of the financial condition and results of operations of Hong Kong Highpower Technology, Inc. (the “Company”) and its wholly-owned subsidiary Hong Kong Highpower Technology Co., Ltd. (referred to herein as “HKHT”), and HKHT’s wholly-owned subsidiaries Shenzhen Highpower Technology Co., Ltd. (“Shenzhen Highpower”) and Sure Power Technology (Shenzhen) Co., Ltd. (“Sure Power”). This management’s discussion and analysis of financial condition and results of operations should be read in conjunction with its financial statements and the related notes, and the other financial information included in this information statement.

Forward-Looking Statements

This report contains forward-looking statements. The words “anticipated,” “believe,” “expect, “plan,” “intend,” “seek,” “estimate,” “project,” “could,” “may,” and similar expressions are intended to identify forward-looking statements. These statements include, among others, information regarding future operations, future capital expenditures, and future net cash flow. Such statements reflect our management’s current views with respect to future events and financial performance and involve risks and uncertainties, including, without limitation, general economic and business conditions, changes in foreign, political, social, and economic conditions, regulatory initiatives and compliance with governmental regulations, the ability to achieve further market penetration and additional customers, and various other matters, many of which are beyond our control. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove to be incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated or otherwise indicated. Consequently, all of the forward-looking statements made in this filing are qualified by these cautionary statements and there can be no assurance of the actual results or developments.

Overview

HKHT was incorporated in Hong Kong in 2003. HKHT operates its business primarily through its wholly-owned subsidiary, Shenzhen Highpower Technology Co., Ltd., a company organized under the laws of the PRC. Shenzhen Highpower was founded in 2001.

On October 20, 2007, SRKP 11, Inc., a Delaware corporation (“SRKP 11”), entered into a share exchange agreement (the “Exchange Agreement”), with HKHT and its shareholders, pursuant to which these shareholders would transfer all of the issued and outstanding securities of HKHT to SRKP 11 in exchange for 14,798,328 shares of SRKP 11’s common stock. On November 2, 2007, the Share Exchange closed and HKHT became a wholly-owned subsidiary of SRKP 11, which immediately changed its name to “Hong Kong Highpower Technology, Inc.” A total of 14,798,328 shares were issued to the former shareholders of HKHT.

In addition, on November 2, 2007, concurrently with the close of the Share Exchange, we conducted a private placement transaction (the “Private Placement”). Pursuant to Subscription Agreements entered into with the investors, we sold an aggregate of 2,836,364 shares of Common stock at $1.10 per share. As a result, we received gross proceeds in the amount of $3.12 million.

Through Shenzhen Highpower, we manufacture Nickel Metal Hydride (“Ni-MH”) rechargeable batteries for both consumer and industrial applications. We have developed significant expertise in Ni-MH battery technology and large-scale manufacturing that enables us to improve the quality of our battery products, reduce costs, and keep pace with evolving industry standards. Our automated machinery allows us to process key aspects of the manufacturing process to ensure high uniformity and precision, while leaving the non-key aspects of the manufacturing process to manual labor.

In January 2008, we formed a new wholly-owned subsidiary, HZ Highpower Technology Co. (“HZ Highpower”) located in the East Lake New Technology Development zone in the PRC through which we will manufacture Ni-MH rechargeable batteries. HZ Highpower has not yet commenced business operations. We expect that HZ Highpower will commence operations in the fourth quarter of 2009. In June 2008, HKHT formed a new wholly-owned subsidiary, Sure Power Technology (Shenzhen) Co., Ltd. (“Sure Power”). Sure Power commenced business in June 2008, specializing in researching and manufacturing of Lithium-ion rechargeable batteries.

We employ a broad network of salespersons in China and Hong Kong, which target key customers by arranging in-person sales presentations and providing post-sale services. The sales staff works with our customers to better address customers’ needs.

Critical Accounting Policies and Estimates

The SEC defines critical accounting policies as those that are, in management’s view, most important to the portrayal of our financial condition and results of operations and those that require significant judgments and estimates.

The preparation of these consolidated financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We base our estimates on historical experience, actuarial valuations and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Some of those judgments can be subjective and complex and, consequently, actual results may differ from these estimates under different assumptions or conditions. While for any given estimate or assumption made by our management there may be other estimates or assumptions that are reasonable, we believe that, given the current facts and circumstances, it is unlikely that applying any such other reasonable estimate or assumption would materially impact the financial statements. The accounting principles we utilized in preparing our consolidated financial statements conform in all material respects to generally accepted accounting principles in the United States of America.

Use of estimates. In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These accounts and estimates include, but are not limited to, the valuation of accounts receivable, inventories, deferred income taxes and the estimation on useful lives of plant and equipment. Actual results could differ from those estimates.

Accounts receivable. Accounts receivable are stated at the original amount less an allowance made for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that we will not be able to collect all amounts due according to the original terms of receivables. Bad debts are written off when identified. We extend unsecured credit to customers in the normal course of business and believe all accounts receivable in excess of the allowances for doubtful receivables to be fully collectible. We do not accrue interest on trade accounts receivable.

Inventories. Inventories are stated at the lower of cost or market value. Cost is determined on a weighted average basis and includes purchase costs, direct labor and factory overheads. In assessing the ultimate realization of inventories, management makes judgments as to future demand requirements compared to current or committed inventory levels. Our reserve requirements generally increase based on management’s projected demand requirements, and decrease due to market conditions and product life cycle changes. Our production process results in a minor amount of waste materials. We do not record a value for the waste in its cost accounting. We record proceeds on an as realized basis, when the waste is sold. We offset the proceeds from the sales of waste materials as a reduction of production costs.

Revenue recognition. We recognize revenue when the goods are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales of goods represent the invoiced value of goods, net of sales returns, trade and allowances.

We do not have arrangements for returns from customers and does not have any future obligations directly or indirectly related to product resales by the customer. We have no incentive programs.

Income taxes. We use the asset and liability method of accounting for income taxes pursuant to SFAS No. 109 “Accounting for Income Taxes.” Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and loss carry forwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Foreign currency translation. Our functional currency is the Renminbi (“RMB”). We maintain our financial statements in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, our financial statements which are prepared using the functional currency have been translated into U.S. Dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders’ equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of stockholders’ equity.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at rates used in translation.

Results of Operations

Net sales for the three months ended June 30, 2008 were $19.0 million compared to $20.5 million for the three months ended June 30, 2007, a decrease of 7.1%. This decrease was largely due to a 4% decrease in the average selling price of our battery units, which we adjust in accordance with the fluctuating cost of nickel and the exchange rate between the U.S. Dollar and RMB, and a 3% decrease in the number of battery units sold. The 3% decrease in the number of battery units sold was due to decreased orders from our major customer, Uniross Batteries (HK) Ltd.

Cost of sales consists of the cost of nickel and other materials. Costs of sales were $15.6 million the three months ended June 30, 2008 as compared to $17.6 million for the comparable period in 2007. As a percentage of net sales, cost of sales decreased to 82.3% for the three months ended March 31, 2008 compared to 86.1% for the comparable period in 2007. This decrease was attributable to an 8.6% decrease in the average per unit cost of goods sold during three months ended June 30, 2008 as compared to the comparable period in 2007 due to the decrease in the cost of nickel, offset by a 4% decrease in the average selling price of our battery units during the three months ended June 30, 2008 over three months ended June 30, 2007.

Gross profit for the three months ended June 30, 2008 was $3.4 million, or 17.7% of net sales, compared to $2.8 million, or 13.9% of net sales, for the comparable period in 2007. Management considers gross profit to be a key performance indicator in managing our business. Gross profit margins are usually a factor of cost of sales, product mix and demand for product. The increase in our gross profit margin for the three months ended June 30, 2008 is primarily due to an 8.6% decrease in the average per unit cost of goods sold.

Selling and distribution costs were $548,000 for the three months ended June 30, 2008 compared to $475,000 for the comparable period in 2007. The increase was due to the expansion of our team of sales representatives.

General and administrative expenses were $1.6 million, or 8.3% of net sales, for the three months ended June 30, 2008, compared to $866,000, or 4.2% of net sales, for the comparable period in 2007. Management considers these expenses as a percentage of net sales to be a key performance indicator in managing our business. The increase as a percentage of net sales was due to increased labor costs and costs associated with our initial public offering and listing on the American Stock Exchange (“AMEX”). Labor costs increased $230,000 for the three months ended June 30, 2008 over the comparable period in 2007 due to the expansion of our workforce to expand production. Costs associated with our initial public offering and listing on AMEX increased $260,000 for the three months ended June 30, 2008 over the comparable period in 2007, which consisted primarily of legal, investment banking fees and accounting fees and costs.

We experienced losses on the exchange rate difference between the U.S. Dollar and the RMB of $331,000 and $129,000, respectively, in the three months ended June 30, 2008 and 2007, an increase of 256%, due to the devaluation of the U.S. Dollar relative to the RMB over the respective periods. Beginning in 2008, to cope with devaluation of the U.S. Dollar relative to the RMB, we are engaging in currency hedging and adjusting the selling price of batteries to vary with the U.S. Dollar exchange rate relative to the RMB.

Interest expenses were $194,000 for the three months ended June 30, 2008, as compared to $111,000 for the comparable period in 2007. The increase was primarily due to both higher borrowing levels and higher interest rate. We increased our borrowings by approximately $435,000 in the three months ended June 30, 2008 as compared to the three months ended June 30, 2007. Further increases in borrowing rates would further increase our interest expense, which would have a negative effect on our results of operations.

Other income from operations, which consists of bank interest income, exchange gains and losses and sundry income, was $120,000, for the three months ended June 30, 2008, as compared to $32,000 for the three months ended June 30, 2007, an increase of 273%. The increase was due to a $31,000 increase in bank interest income, a $3,500 increase in other interest income, a $42,000 increase in sundry income and an $11,000 gain on a forward contract.

During the three months ended June 30, 2008, we recorded a provision for income taxes of $64,000, as compared to $96,000 for the comparable period in 2007. The decrease was a result of a decrease in our net income profit margin.

Net income for the three months ended June 30, 2008 was $684,000, compared to net income of $1.2 million for the comparable period in 2007.

Six Months Ended June 30, 2008

Net sales for the six months ended June 30, 2008 were $36.9 million compared to $32.0 million for the six months ended June 30, 2007, an increase of 15.1%. This increase was largely due to a 5.8% increase in the average selling price of our battery units, which we were able to implement due to an agreement with our major customers permitting us to raise the prices on our battery products in accordance with the cost of nickel and exchange rate between the U.S. Dollar and RMB, an 8.8% increase in the number of battery units sold and $91,000 from the sale of battery seconds during six months ended June 30, 2008. The 8.8% increase in the number of battery units sold was due to increased orders from our major customer, Energizer Battery Manufacturing, Inc.

Cost of sales consists of the cost of nickel and other materials. Costs of sales were $30.8 million the six months ended June 30, 2008 as compared to $28.1 million for the comparable period in 2007. As a percentage of net sales, cost of sales decreased to 82.4% for the six months ended June 30, 2008 compared to 87.8% for the comparable period in 2007. This decrease was attributable to a 5.8% increase in the average selling price of our battery units during the six months ended June 30, 2008 over the six months ended June 30, 2007, offset by a 0.6% increase in the average per unit cost of goods sold during the six months ended June 30, 2008 as compared to the comparable period in 2007 due to the devaluation of the U.S. Dollar relative to the RMB.

Gross profit for the six months ended June 30, 2008 was $6.1 million, or 16.5% of net sales, compared to $3.9 million, or 12.2% of net sales, for the comparable period in 2007. Management considers gross profit to be a key performance indicator in managing our business. Gross profit margins are usually a factor of cost of sales, product mix and demand for product. The increase in our gross profit margin for the six months ended June 30, 2008 is primarily due to a 5.8% increase in the average selling price of our battery units.

Selling and distribution costs were $962,000 for the six months ended June 30, 2008 compared to $948,000 for the comparable period in 2007. The increase was due to the expansion of our team of sales representatives.

General and administrative expenses were $2.3 million, or 6.4% of net sales, for the six months ended June 30, 2008, compared to $1.8 million, or 5.6% of net sales, for the comparable period in 2007. Management considers these expenses as a percentage of net sales to be a key performance indicator in managing our business. The increase as a percentage of net sales was due to increased labor costs and costs associated with our initial public offering and listing on AMEX. Labor costs increased $180,000 for the six months ended June 30, 2008 over the comparable period in 2007 due to the expansion of our workforce to expand production. Costs associated with our initial public offering and listing on AMEX increased $260,000 for the six months ended June 30, 2008 over the comparable period in 2007, which consisted primarily of legal and investment banking fees and accounting fees and costs.

We experienced losses on the exchange rate difference between the U.S. Dollar and the RMB of $836,000 and $201,000, respectively, in the six months ended June 30, 2008 and 2007, an increase of 415%, due to the devaluation of the U.S. Dollar relative to the RMB over the respective periods. Beginning in 2008, to cope with devaluation of the U.S. Dollar relative to the RMB, we are engaging in currency hedging and adjusting the selling price of batteries to vary with the U.S. Dollar exchange rate relative to the RMB.

Interest expenses were $401,000 for the six months ended June 30, 2008, as compared to $249,000 for the comparable period in 2007. The increase was primarily due to both higher borrowing levels and higher interest rate. We increased our borrowings by approximately $769,000 in the six months ended June 30, 2008 as compared to the six months ended June 30, 2007. Further increases in borrowing rates would further increase our interest expense, which would have a negative effect on our results of operations.

Other income from operations, which consists of bank interest income, exchange gains and losses and sundry income, was $225,000, for the six months ended June 30, 2008, as compared to $74,000 for the six months ended June 30, 2007, an increase of 204%. The increase was due to a $67,000 increase in bank interest income, a $14,000 increase in other interest income, a $58,000 increase in sundry income and an $11,000 gain on forward contract in the six months ended June 30, 2008.

During the six months ended June 30, 2008, we recorded a provision for income taxes of $231,000, as compared to $53,000 for the comparable period in 2007. The increase was a result of an increase in our net income profit margin.

Net income for the six months ended June 30, 2008 was $1.4 million, compared to $671,000 for the comparable period in 2007.

Liquidity and Capital Resources

To provide liquidity and flexibility in funding our operations, we borrow amounts under bank facilities and other external sources of financing. As of June 30, 2008, we had in place general banking facilities with four financial institutions aggregating $28.6 million. The maturity of these facilities is generally up to one year. The facilities are subject to annual review and approval. These banking facilities are guaranteed by us and some of our stockholders, including Dang Yu Pan, Wen Liang Li and Wen Wei Ma, and contain customary affirmative and negative covenants for secured credit facilities of this type. However, these covenants do not have any impact on our ability to undertake additional debt or equity financing. Interest rates are generally based on the banks’ reference lending rates. No significant commitment fees are required to be paid for the banking facilities. As of June 30, 2008, we had utilized approximately $16.9 million under such general credit facilities and had available unused credit facilities of $11.8 million.

On November 2, 2007, upon the closing of a private placement, we received gross proceeds of $3.12 million in a private placement transaction (the “Private Placement”). Pursuant to Subscription Agreements entered into with the investors, we sold an aggregate of 1,772,745 shares of Common Stock at $1.76 per share. For its services in connection with the Share Exchange and as placement agent, the placement agent received an aggregate commission equal to 10% of the gross proceeds from the Private Placement, in addition to $30,000 in connection with the execution of the Exchange Agreement and a $40,000 success fee for the Share Exchange, for an aggregate amount fee of $382,000.

For the six months ended June 30, 2008, net cash provided by operating activities was approximately $2.1 million, as compared to approximately $1.3 million for the comparable period in 2007. The increase in net cash provided by operating activities is primarily attributable to a decrease in accounts receivable levels.

Net cash used in investing activities was $1.9 million for the six months ended June 30, 2008 compared to $3.2 million for the comparable period in 2007. The decrease of cash used in investing activities was primarily attributable to the acquisition of land equity in HuiZhou in the comparable period in 2007. Net cash provided by financing activities was $1.3 million for the six months ended June 30, 2008 as compared to net cash used by financing activities of $2.6 million for the comparable period in 2007. The decrease in net cash provided by financing activities was attributable to a repayment of short-term bank loans of approximately $1,423,000 in 2008.

For the six months ended June 30, 2008, our inventory turnover was 1.78 times, as compared to 1.85 times at June 30, 2007. The average days outstanding of our accounts receivable at June 30, 2008 were 70 days, as compared to 56 days at June 30, 2007. Inventory turnover and average days outstanding are key operating measures that management relies on to monitor our business.  In the next 12 months, we expect to expand our research, development and manufacturing of lithium-based batteries and anticipate additional capital expenditures of approximately $3.0 million.

We are required to contribute a portion of our employees’ total salaries to the Chinese government’s social insurance funds, including medical insurance, unemployment insurance and job injuries insurance, and a housing assistance fund, in accordance with relevant regulations. We expect the amount of our contribution to the government’s social insurance funds to increase in the future as we expand our workforce and operations.

Based upon our present plans, we believe that cash on hand, cash flow from operations and funds available under our bank facilities will be sufficient to fund our capital needs for the next 12 months. However, our ability to maintain sufficient liquidity depends partially on our ability to achieve anticipated levels of revenue, while continuing to control costs. If we did not have sufficient available cash, we would have to seek additional debt or equity financing through other external sources, which may not be available on acceptable terms, or at all. Failure to maintain financing arrangements on acceptable terms would have a material adverse effect on our business, results of operations and financial condition.

Recent Accounting Pronouncements

In February 2008, FASB issued FASB Staff Position (“FSP”) FAS 157-1 “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurement for Purposes of Lease Classification or Measurement under Statement 13,” and FSP FAS 157-2, “Effective Date of FASB Statement No. 157.” FSP FAS 157-1 amends the scope of SFAS No. 157 and other accounting standards that address fair value measurements for purpose of lease classification or measurement under Statement 13. The FSP is effective on initial adoption of Statement 157, FSP FAS 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. We do not expect the adoption of FSP FAS 157-1 and FSP FAS 157-2 will have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment to ARB No. 51”. SFAS No. 141(R) and SFAS No. 160 require most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS No. 141(R) will be applied to business combinations occurring after the effective date. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. We are currently evaluating the impact of adopting SFAS No. 160 on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which requires enhanced disclosures about an entity’s derivative and hedging activities. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We do not expect the adoption of SFAS 161 will have a material impact on our results of operations and financial position.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in accordance with generally accepted accounting principles (“GAAP”). With the issuance of this statement, the FASB concluded that the GAAP hierarchy should be directed toward the entity and not its auditor, and reside in the accounting literature established by the FASB as opposed to the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” This statement is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” We do not expect the adoption of SFAS 162 will have a material impact on our results of operations and financial position.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Credit Risk

We are exposed to credit risk from our cash at bank, fixed deposits and contract receivables. The credit risk on cash at bank and fixed deposits is limited because the counterparts are recognized financial institutions. Contract receivables are subject to credit evaluations. We periodically record a provision for doubtful collections based on an evaluation of the collectibility of contract receivables by assessing, among other factors, the customer’s willingness or ability to pay, repayment history, general economic conditions and our ongoing relationship with the customers.

Foreign Currency and Exchange Risk

The Company maintains its financial statements in the functional currency of Renminbi (“RMB”). Substantially all of our operations are conducted in the PRC and we pay the majority of our expenses in RMB. Substantially all of our operations are conducted in the PRC and we pay the majority of our expenses in RMB. However, approximately 75% of our sales are made in U.S. Dollars. During the six months ended June 30, 2008, the exchange rate of the RMB to the U.S. Dollar increased approximately 6% from the level at the end of December 31, 2007. This fluctuation resulted in a slight increase in our material costs during the six months ended June 30, 2008. A future appreciation of the RMB against the U.S. Dollar would increase our costs when translated into U.S. Dollars and could adversely affect our margins unless we make sufficient offsetting sales. Conversion of RMB into foreign currencies is regulated by the People’s Bank of China through a unified floating exchange rate system. Although the PRC government has stated its intention to support the value of the RMB, there can be no assurance that such exchange rate will not continue to appreciate significantly against the US Dollar. Exchange rate fluctuations may also affect the value, in US Dollar terms, of our net assets. In addition, the RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. Due to the volatility of the U.S. Dollar to our functional currency, the Company has put into place a hedging program to attempt to protect it from significant changes to the US Dollar, which would affect the value of the Company’s US Dollar receivables and sales. In late February 2008, the Company entered in a series of currency hedges totaling a notional amount US$5,000,000 expiring from October 2008 to February 2009. The foreign currency forwards provide for potential losses to the Company if the dollar weakens below an average rate of 6.5 RMB to the US Dollar. The Company would have gains if the U.S. Dollar strengthens against the RMB. Settlement of the notional amounts will be made 20% each month starting in October 2008 and ending in February 2009.

Country Risk

The substantial portion of our business, assets and operations are located and conducted in Hong Kong and China. While these economies have experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of Hong Kong and China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations applicable to us. If there are any changes in any policies by the Chinese government and our business is negatively affected as a result, then our financial results, including our ability to generate revenues and profits, will also be negatively affected.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, which are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as appropriate to allow timely decisions regarding required disclosure.

Based on an evaluation carried out as of the end of the period covered by this quarterly report, under the supervision and with the participation of our management, including our CEO and CFO, our CEO and CFO have concluded that, as of the end of such period, our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective as of June 30, 2008.

Changes in Internal Control Over Financial Reporting

Based on the evaluation of our management as required by paragraph (d) of Rule 13a-15 or 15d-15 of the Exchange Act, there were no changes in our internal control over financial reporting that occurred during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Please see Item 5 of Part II for a discussion of our internal control over financial reporting subsequent to the closing of the Share Exchange.

Part II. Other Information

Item 1. Legal Proceedings

Not applicable.

Item 1A. Risk Factors

Any investment in our common stock involves a high degree of risk. Investors should carefully consider the risks described below and all of the information contained in this report before deciding whether to purchase our common stock. While there have been no material changes from the risk factors disclosed in the “Risk Factors” section of our annual report on Form 10-K for the year ended December 31, 2007, we set forth our risk factors below. Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur. Our shares of common stock are not currently listed or quoted for trading on any national securities exchange or national quotation system. If and when our common stock is traded, the trading price could decline due to any of these risks, and an investor may lose all or part of his or her investment. Some of these factors have affected our financial condition and operating results in the past or are currently affecting us. This Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this report.

RISKS RELATED TO OUR OPERATIONS

Our limited operating history may not serve as an adequate basis to evaluate our future prospects and results of operations.

We have a limited operating history. We were established in GuangZhou, China in 2001 and commenced operations in Shenzhen in 2002. Our limited operating history may not provide a meaningful basis for an investor to evaluate our business, financial performance and prospects. We may not be able to:

—	maintain our leading position in the Ni-MH battery market;

—	successfully develop our Li-ion battery business;

—	retain existing customers or acquire new customers;

—	diversify our revenue sources by successfully developing and selling our products in the global battery market and other markets;

—	keep up with evolving industry standards and market developments;

—	respond to competitive market conditions;

—	maintain adequate control of our expenses;

•	manage our relationships with our suppliers;

•	attract, train, retain and motivate qualified personnel; or

•	protect our proprietary technologies.

If we are unsuccessful in addressing any of these challenges, our business may be materially and adversely affected.

Our business depends in large part on the growth in demand for portable electronic devices.

Many of our battery products are used to power various portable electronic devices. Therefore, the demand for our batteries is substantially tied to the market demand for portable electronic devices. A growth in the demand for portable electronic devices will be essential to the expansion of our business. We intend to expand manufacturing capabilities at our manufacturing facilities in order to meet the increased demand for our products. A decrease in the demand for portable electronic devices would likely have a material adverse effect on our results of operations.

Our success depends on the success of manufacturers of the end applications that use our battery products.

Because our products are designed to be used in other products, our success depends on whether end application manufacturers will incorporate our batteries in their products. Although we strive to produce high quality battery products, there is no guarantee that end application manufacturers will accept our products. Our failure to gain acceptance of our products from these manufacturers could result in a material adverse effect on our results of operations.

Additionally, even if a manufacturer decides to use our batteries, the manufacturer may not be able to market and sell its products successfully. The manufacturer’s inability to market and sell its products successfully could materially and adversely affect our business and prospects because this manufacturer may not order new products from us. Therefore, our business, financial condition, results of operations and future success would be materially and adversely affected.

We are and will continue to be subject to rapidly declining average selling prices, which may harm our results of operations.

Portable consumer electronic devices, such as cellular phones, DVD players, and laptop computers are subject to rapid declines in average selling prices due to rapidly evolving technologies, industry standards and consumer preferences. Therefore, electronic device manufacturers expect suppliers, such as our company, to cut their costs and lower the price of their products to lessen the negative impact on the electronic device manufacturer’s own profit margins. As a result, we have previously reduced the price of some of our battery products and expect to continue to face market-driven downward pricing pressures in the future. Our results of operations will suffer if we are unable to offset any declines in the average selling prices of our products by developing new or enhanced products with higher selling prices or gross profit margins, increasing our sales volumes or reducing our production costs.

Our success is highly dependent on continually developing new and advanced products, technologies, and processes and failure to do so may cause us to lose our competitiveness in the battery industry and may cause our profits to decline.

To remain competitive in the battery industry, it is important to continually develop new and advanced products, technologies, and processes. There is no assurance that competitors’ new products, technologies, and processes will not render our existing products obsolete or non-competitive. Alternately, changes in legislative, regulatory or industry requirements or in competitive technologies may render certain of our products obsolete or less attractive. Our competitiveness in the battery market therefore relies upon our ability to enhance our current products, introduce new products, and develop and implement new technologies and processes. We currently only manufacture and market Nickel Metal Hydride batteries and if our competitors develop alternative products with more enhanced features than our products, our financial condition and results of operations would be materially and adversely affected.

The research and development of new products and technologies is costly and time consuming, and there are no assurances that our research and development of new products will either be successful or completed within anticipated timeframes, if at all. Our failure to technologically evolve and/or develop new or enhanced products may cause us to lose competitiveness in the battery market and may cause our profits to decline. In addition, in order to compete effectively in the battery industry, we must be able to launch new products to meet our customers’ demands in a timely manner. However, we cannot provide assurance that we will be able to install and certify any equipment needed to produce new products in a timely manner, or that the transitioning of our manufacturing facility and resources to full production under any new product programs will not impact production rates or other operational efficiency measures at our manufacturing facility. In addition, new product introductions and applications are risky, and may suffer from a lack of market acceptance, delays in related product development and failure of new products to operate properly. Any failure by us successfully to launch new products, or a failure by our customers to accept such products, could adversely affect our results.

We have historically depended on a limited number of customers for a significant portion of our revenues and this dependence is likely to continue.

We have historically depended on a limited number of customers for a significant portion of our net sales. Our top five customers accounted for approximately 62.4%, 57% and 37.4% of our net sales for the six months ended June 30, 2008 and the years ended December 31, 2007 and 2006, respectively. We anticipate that a limited number of customers will continue to contribute to a significant portion of our net sales in the future. Maintaining the relationships with these significant customers is vital to the expansion and success of our business, as the loss of a major customer could expose us to risk of substantial losses. Our sales and revenue could decline and our results of operations could be materially adversely affected if one or more of these significant customers stops or reduces its purchasing of our products, or if we fail to expand our customer base for our products.

Significant order cancellations, reductions or delays by our customers could materially adversely affect our business.

Our sales are typically made pursuant to individual purchase orders, and we generally do not have long-term supply arrangements with our customers, but instead work with our customers to develop nonbinding forecasts of future requirements. Based on these forecasts, we make commitments regarding the level of business that we will seek and accept, the timing of production schedules and the levels and utilization of personnel and other resources. A variety of conditions, both specific to each customer and generally affecting each customer’s industry, may cause customers to cancel, reduce or delay orders that were either previously made or anticipated. Generally, customers may cancel, reduce or delay purchase orders and commitments without penalty, except for payment for services rendered or products competed and, in certain circumstances, payment for materials purchased and charges associated with such cancellation, reduction or delay. Significant or numerous order cancellations, reductions or delays by our customers could have a material adverse effect on our business, financial condition or results of operations.

Substantial defaults by our customers on accounts receivable or the loss of significant customers could have a material adverse effect on our business.

A substantial portion of our working capital consists of accounts receivable from customers. If customers responsible for a significant amount of accounts receivable were to become insolvent or otherwise unable to pay for products and services, or to make payments in a timely manner, our business, results of operations or financial condition could be materially adversely affected. An economic or industry downturn could materially adversely affect the servicing of these accounts receivable, which could result in longer payment cycles, increased collection costs and defaults in excess of management’s expectations. A significant deterioration in our ability to collect on accounts receivable could also impact the cost or availability of financing available to us.

Certain disruptions in supply of and changes in the competitive environment for raw materials integral to our products may adversely affect our profitability.

We use a broad range of materials and supplies, including metals, chemicals and other electronic components in our products. A significant disruption in the supply of these materials could decrease production and shipping levels, materially increase our operating costs and materially adversely affect our profit margins. Shortages of materials or interruptions in transportation systems, labor strikes, work stoppages, war, acts of terrorism or other interruptions to or difficulties in the employment of labor or transportation in the markets in which we purchase materials, components and supplies for the production of our products, in each case may adversely affect our ability to maintain production of our products and sustain profitability. If we were to experience a significant or prolonged shortage of critical components from any of our suppliers and could not procure the components from other sources, we would be unable to meet our production schedules for some of our key products and to ship such products to our customers in timely fashion, which would adversely affect our sales, margins and customer relations.

Our industry is subject to supply shortages and any delay or inability to obtain product components may have a material adverse effect on our business.

Our industry is subject to supply shortages, which could limit the amount of supply available of certain required battery components. Any delay or inability to obtain supplies may have a material adverse effect on our business. During prior periods, there have been shortages of components in the battery industry and the availability of raw materials has been limited by some of our suppliers. We cannot assure investors that any future shortages or allocations would not have such an effect on our business. A future shortage can be caused by and result from many situations and circumstances that are out of our control, and such shortage could limit the amount of supply available of certain required materials and increase prices affecting our profitability.

Our future operating results may be affected by fluctuations in costs of raw materials, such as nickel.

Our principal raw material is nickel, which is available from a limited number of suppliers in China. The price of nickel has been volatile during 2007. The price of nickel rose 67% from January 2007 to May 2007, but dropped 45% from May 2007 to September 2007. The prices of nickel and other raw materials used to make our batteries increase and decrease due to factors beyond our control, including general economic conditions, domestic and worldwide demand, labor costs or problems, competition, import duties, tariffs, energy costs, currency exchange rates and those other factors described under “Certain disruptions in supply of and changes in the competitive environment for raw materials integral to our products may adversely affect our profitability.” In an environment of increasing prices for nickel and other raw materials, competitive conditions may impact how much of the price increases we can pass on to our customers and to the extent we are unable to pass on future price increases in our raw materials to our customers, our financial results could be adversely affected.

Our operations would be materially adversely affected if third-party carriers were unable to transport our products on a timely basis.

All of our products are shipped through third party carriers. If a strike or other event prevented or disrupted these carriers from transporting our products, other carriers may be unavailable or may not have the capacity to deliver our products to our customers. If adequate third party sources to ship our products were unavailable at any time, our business would be materially adversely affected.

We may not be able to increase our manufacturing output in order to maintain our competitiveness in the battery industry.

We believe that our ability to provide cost-effective products represents a significant competitive advantage over our competitors. In order to continue providing such cost-effective products, we must maximize the efficiency of our production processes and increase our manufacturing output to a level that will enable us to reduce the per-unit production cost of our products. Our ability to increase our manufacturing output is subject to certain significant limitations, including:

•	our ability raise capital to acquire additional raw materials and expand our manufacturing facilities;

•	delays and cost overruns, due to increases in raw material prices and problems with equipment vendors;

•	delays or denial of required approvals and certifications by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.

If we are not able to increase our manufacturing output and reduce our per-unit production costs, we may be unable to maintain our competitive position in the battery industry. Moreover, even if we expand our manufacturing output, we may not be able to generate sufficient customer demand for our products to support our increased production output.

The market for our products and services is very competitive and, if we cannot effectively compete, our business will be harmed.

The market for our products and services is very competitive and subject to rapid technological change. Many of our competitors are larger and have significantly greater assets, name recognition and financial, personnel and other resources than we have. As a result, our competitors may be in a stronger position to respond quickly to potential acquisitions and other market opportunities, new or emerging technologies and changes in customer requirements. We cannot assure you that we will be able to maintain or increase our market share against the emergence of these or other sources of competition. Failure to maintain and enhance our competitive position could materially adversely affect our business and prospects.

Warranty claims, product liability claims and product recalls could harm our business, results of operations and financial condition.

Our business inherently exposes us to potential warranty and product liability claims, in the event that our products fail to perform as expected or such failure of our products results, or is alleged to result, in bodily injury or property damage (or both). Such claims may arise despite our quality controls, proper testing and instruction for use of our products, either due to a defect during manufacturing or due to the individual’s improper use of the product. In addition, if any of our designed products are or are alleged to be defective, then we may be required to participate in a recall of them.

Existing PRC laws and regulations do not require us to maintain third party liability insurance to cover product liability claims. Although we have obtained products liability insurance, if a warranty or product liability claim is brought against us, regardless of merit or eventual outcome, or a recall of one of our products is required, such claim or recall may result in damage to our reputation, breach of contracts with our customers, decreased demand for our products, costly litigation, additional product recalls, loss of revenue, and the inability to commercialize some products.

Manufacturing or use of our battery products may cause accidents, which could result in significant production interruption, delay or claims for substantial damages.

Our batteries can pose certain safety risks, including the risk of fire. While we implement stringent safety procedures at all stages of battery production that minimize such risks, accidents may still occur. Any accident, regardless of where it occurs, may result in significant production interruption, delays or claims for substantial damages caused by personal injuries or property damages.

We cannot guarantee the protection of our intellectual property rights and if infringement of our intellectual property rights occurs, including counterfeiting of our products, our reputation and business may be adversely affected.

To protect the reputation of our products, we have sought to file or register our intellectual property, as appropriate, in the PRC where we have our primary business presence. As of June 30, 2008, we have registered two trademarks as used on our battery products, one in English and in the other in its Chinese equivalent. Our products are currently sold under these trademarks in the PRC, and we plan to expand our products to other international markets. There is no assurance that there will not be any infringement of our brand name or other registered trademarks or counterfeiting of our products in the future, in China or elsewhere. Should any such infringement and/or counterfeiting occur, our reputation and business may be adversely affected. We may also incur significant expenses and substantial amounts of time and effort to enforce our trademark rights in the future. Such diversion of our resources may adversely affect our existing business and future expansion plans.

As of June 30, 2008, we held four Chinese patents and had three Chinese patent applications pending. Additionally, we have licensed patented technology from Ovonic Battery Company, Inc. related to the manufacture of Ni-MH batteries. We believe that obtaining patents and enforcing other proprietary protections for our technologies and products have been and will continue to be very important in enabling us to compete effectively. However, there can be no assurance that our pending patent applications will issue, or that we will be able to obtain any new patents, in China or elsewhere, or that our or our licensors’ patents and proprietary rights will not be challenged or circumvented, or that these patents will provide us with any meaningful competitive advantages. Furthermore, there can be no assurance that others will not independently develop similar products or will not design around any patents that have been or may be issued to us or our licensors. Failure to obtain patents in certain foreign countries may materially adversely affect our ability to compete effectively in those international markets. If a sufficiently broad patent were to be issued from a competing application in China or elsewhere, it could have a material adverse effect upon our intellectual property position in that particular market.

In addition, our rights to use the licensed proprietary technologies of our licensors depends on the timely and complete payment for such rights pursuant to license agreements between the parties; failure to adhere to the terms of these agreements could result in the loss of such rights and could materially and adversely affect our business.

If our products are alleged to or found to conflict with patents that have been or may be granted to competitors or others, our reputation and business may be adversely affected.

Rapid technological developments in the battery industry and the competitive nature of the battery products market make the patent position of battery manufacturers subject to numerous uncertainties related to complex legal and factual issues. Consequently, although we either own or hold licenses to certain patents in the PRC, and are currently processing several additional patent applications in the PRC, it is possible that no patents will issue from any pending applications or that claims allowed in any existing or future patents issued or licensed to us will be challenged, invalidated, or circumvented, or that any rights granted there under will not provide us adequate protection. As a result, we may be required to participate in interference or infringement proceedings to determine the priority of certain inventions or may be required to commence litigation to protect our rights, which could result in substantial costs. Further, other parties could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of our products for allegedly conflicting with patents held by them. Any such litigation could result in substantial cost to us and diversion of effort by our management and technical personnel. If any such actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. There can be no assurance that we would prevail in any such action or that any license required under any such patent would be made available on acceptable terms, if at all. Failure to obtain needed patents, licenses or proprietary information held by others may have a material adverse effect on our business. In addition, if we were to become involved in such litigation, it could consume a substantial portion of our time and resources. Also, with respect to licensed technology, there can be no assurance that the licensor of the technology will have the resources, financial or otherwise, or desire to defend against any challenges to the rights of such licensor to its patents.

We rely on trade secret protections through confidentiality agreements with our employees, customers and other parties; the breach of such agreements could adversely affect our business ands results of operations.

We also rely on trade secrets, which we seek to protect, in part, through confidentiality and non-disclosure agreements with our employees, customers and other parties. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any such breach or that our trade secrets will not otherwise become known to or independently developed by competitors. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed projects, disputes may arise as to the proprietary rights to such information that may not be resolved in our favor. We may be involved from time to time in litigation to determine the enforceability, scope and validity of our proprietary rights. Any such litigation could result in substantial cost and diversion of effort by our management and technical personnel.

The failure to manage growth effectively could have an adverse effect on our employee efficiency, product quality, working capital levels, and results of operations.

Any significant growth in the market for our products or our entry into new markets may require and expansion of our employee base for managerial, operational, financial, and other purposes. As of June 30, 2008, we had approximately 2,510 full time employees. During any growth, we may face problems related to our operational and financial systems and controls, including quality control and delivery and service capacities. We would also need to continue to expand, train and manage our employee base. Continued future growth will impose significant added responsibilities upon the members of management to identify, recruit, maintain, integrate, and motivate new employees.

Aside from increased difficulties in the management of human resources, we may also encounter working capital issues, as we will need increased liquidity to finance the purchase of raw materials and supplies, development of new products, and the hiring of additional employees. For effective growth management, we will be required to continue improving our operations, management, and financial systems and control. Our failure to manage growth effectively may lead to operational and financial inefficiencies that will have a negative effect on our profitability. We cannot assure investors that we will be able to timely and effectively meet that demand and maintain the quality standards required by our existing and potential customers.

We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, sales and marketing, and operational and technical expertise of certain key personnel. Each of the named executive officers performs key functions in the operation of our business. The loss of a significant number of these employees could have a material adverse effect upon our business, financial condition, and results of operations.

We are dependent on a technically trained workforce and an inability to retain or effectively recruit such employees could have a material adverse effect on our business, financial condition and results of operations.

We must attract, recruit and retain a sizeable workforce of technically competent employees to develop and manufacture our products and provide service support. Our ability to implement effectively our business strategy will depend upon, among other factors, the successful recruitment and retention of additional highly skilled and experienced engineering and other technical and marketing personnel. There is significant competition for technologically qualified personnel in our business and we may not be successful in recruiting or retaining sufficient qualified personnel consistent with our operational needs.

Our planned expansion into new and existing international markets poses additional risks and could fail, which could cost us valuable resources and affect our results of operations.

We plan to expand sales of our products into new and existing international markets including developing and developed countries, such as Japan, Russia, India, and Brazil.  These markets are untested for our products and we face risks in expanding the business overseas, which include differences in regulatory product testing requirements, intellectual property protection (including patents and trademarks), taxation policy, legal systems and rules, marketing costs, fluctuations in currency exchange rates and changes in political and economic conditions.

Our quarterly results may fluctuate because of many factors and, as a result, investors should not rely on quarterly operating results as indicative of future results.

Fluctuations in operating results or the failure of operating results to meet the expectations of public market analysts and investors may negatively impact the value of our securities. Quarterly operating results may fluctuate in the future due to a variety of factors that could affect revenues or expenses in any particular quarter. Fluctuations in quarterly operating results could cause the value of our securities to decline. Investors should not rely on quarter-to-quarter comparisons of results of operations as an indication of future performance. As a result of the factors listed below, it is possible that in future periods results of operations may be below the expectations of public market analysts and investors. This could cause the market price of our securities to decline. Factors that may affect our quarterly results include:

—	vulnerability of our business to a general economic downturn in China;

—	fluctuation and unpredictability of costs related to the raw material used to manufacture our products;

—	seasonality of our business;

—	changes in the laws of the PRC that affect our operations;

—	competition from our competitors; and

—	our ability to obtain necessary government certifications and/or licenses to conduct our business.

RISKS RELATED TO DOING BUSINESS IN CHINA

Substantially all of our assets are located in the PRC and substantially all of our revenues are derived from our operations in China, and changes in the political and economic policies of the PRC government could have a significant impact upon the business we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

Our business operations may be adversely affected by the current and future political environment in the PRC. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations, including those relating to taxation, import and export tariffs, raw materials, environmental regulations, land use rights, property and other matters. Under the current government leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the government of the PRC will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.

Our operations are subject to PRC laws and regulations that are sometimes vague and uncertain. Any changes in such PRC laws and regulations, or the interpretations thereof, may have a material and adverse effect on our business.

The PRC’s legal system is a civil law system based on written statutes. Unlike the common law system prevalent in the United States, decided legal cases have little value as precedent in China. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to, the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. The Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

Our principal operating subsidiary, Shenzhen Highpower Technology Co., Ltd, (“Shenzhen Highpower”) is considered a foreign invested enterprise under PRC laws, and as a result is required to comply with PRC laws and regulations, including laws and regulations specifically governing the activities and conduct of foreign invested enterprises. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses. If the relevant authorities find us in violation of PRC laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

—	levying fines;

—	revoking our business license, other licenses or authorities;

—	requiring that we restructure our ownership or operations; and

—	requiring that we discontinue any portion or all of our business.

The scope of our business license in China is limited, and we may not expand or continue our business without government approval and renewal, respectively.

Our principal operating subsidiary, Shenzhen Highpower, is a wholly foreign-owned enterprise, commonly known as a WFOE. A WFOE can only conduct business within its approved business scope, which ultimately appears on its business license. Our license permits us to design, manufacture, sell and market battery products throughout the PRC. Any amendment to the scope of our business requires further application and government approval. In order for us to expand our business beyond the scope of our license, it will be required to enter into a negotiation with the authorities for the approval to expand the scope of our business. We cannot assure investors that Shenzhen Highpower will be able to obtain the necessary government approval for any change or expansion of its business.

We are subject to a variety of environmental laws and regulations related to our manufacturing operations. Our failure to comply with environmental laws and regulations may have a material adverse effect on our business and results of operations.

We are subject to various environmental laws and regulations that require us to obtain environmental permits for our battery manufacturing operations. We have an environmental permit from the Shenzhen Environment Protection Bureau Longgang Bureau (the “Bureau”) covering our manufacturing operations that expires on December 31, 2010. Historically, under a previous permit which expired in September 2007, we substantially exceeded the approved annual output limit of Ni-MH rechargeable batteries set forth in the permit. Although we do not currently expect to exceed the approved annual output limits under the new permit, we cannot guarantee that this will be the case. Additionally, our current permit does not cover one of our existing premises at our manufacturing facility. If we fail to comply with the provisions of our permit, we could be subject to fines, criminal charges or other sanctions by regulators, including the suspension or termination of our manufacturing operations.

We cannot assure you that at all times we will be in compliance with environmental laws and regulations or our environmental permits or that we will not be required to expend significant funds to comply with, or discharge liabilities arising under, environmental laws, regulations and permits.

Recent PRC regulations relating to acquisitions of PRC companies by foreign entities may create regulatory uncertainties that could restrict or limit our ability to operate, including our ability to pay dividends. Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, for any offering and the listing and trading of our common stock could have a material adverse effect on our business, operating results, reputation and trading price of our common stock.

The PRC State Administration of Foreign Exchange, or “SAFE,” issued a public notice in November 2005, known as Circular 75, concerning the use of offshore holding companies in mergers and acquisitions in China. The public notice provides that if an offshore company controlled by PRC residents intends to acquire a PRC company, such acquisition will be subject to registration with the relevant foreign exchange authorities. The public notice also suggests that registration with the relevant foreign exchange authorities is required for any sale or transfer by the PRC residents of shares in an offshore holding company that owns an onshore company. The PRC residents must each submit a registration form to the local SAFE branch with respect to their ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations. If any PRC resident stockholder of an offshore holding company fails to make the required SAFE registration and amended registration, the onshore PRC subsidiaries of that offshore company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore entity. Failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Most of our PRC resident stockholders, as defined in the SAFE notice, have not registered with the relevant branch of SAFE, as currently required, in connection with their equity interests in HKHT. Because of uncertainty in how the SAFE notice will be interpreted and enforced, we cannot be sure how it will affect our business operations or future plans. For example, Shenzhen Highpower’s ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE notice by our PRC resident beneficial holders. Failure by our PRC resident beneficial holders could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit Shenzhen Highpower’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

On August 8, 2006, the PRC Ministry of Commerce (“MOFCOM”), joined by the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission and SAFE, released a substantially amended version of the Provisions for Foreign Investors to Merge with or Acquire Domestic Enterprises (the “Revised M&A Regulations”), which took effect September 8, 2006. These new rules significantly revised China’s regulatory framework governing onshore-to-offshore restructurings and foreign acquisitions of domestic enterprises. These new rules signify greater PRC government attention to cross-border merger, acquisition and other investment activities, by confirming MOFCOM as a key regulator for issues related to mergers and acquisitions in China and requiring MOFCOM approval of a broad range of merger, acquisition and investment transactions. Further, the new rules establish reporting requirements for acquisition of control by foreigners of companies in key industries, and reinforce the ability of the Chinese government to monitor and prohibit foreign control transactions in key industries.

Among other things, the revised M&A Regulations include new provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals must obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Highpower’s PRC counsel, Zhong Lun Law Firm has advised us that because we completed our onshore-to-offshore restructuring before September 8, 2006, the effective date of the new regulation, it is not necessary for us to submit the application to the CSRC for its approval, and the listing and trading of our common stock does not require CSRC approval.

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from an offering of securities into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common stock. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt any offering before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur.

Also, if later the CSRC requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our common stock. Furthermore, published news reports in China recently indicated that the CSRC may have curtailed or suspended overseas listings for Chinese private companies. These news reports have created further uncertainty regarding the approach that the CSRC and other PRC regulators may take with respect to us.

It is uncertain how our business operations or future strategy will be affected by the interpretations and implementation of Circular 75 and the Revised M&A Regulations. It is anticipated that application of the new rules will be subject to significant administrative interpretation, and we will need to closely monitor how MOFCOM and other ministries apply the rules to ensure that our domestic and offshore activities continue to comply with PRC law. Given the uncertainties regarding interpretation and application of the new rules, we may need to expend significant time and resources to maintain compliance.

The foreign currency exchange rate between U.S. Dollars and Renminbi could adversely affect our financial condition.

To the extent that we need to convert U.S. Dollars into Renminbi for our operational needs, our financial position and the price of our common stock may be adversely affected should the Renminbi appreciate against the U.S. Dollar at that time. Conversely, if we decide to convert our Renminbi into U.S. Dollars for the operational needs or paying dividends on our common stock, the dollar equivalent of our earnings from our subsidiaries in China would be reduced should the dollar appreciate against the Renminbi.

Until 1994, the Renminbi experienced a gradual but significant devaluation against most major currencies, including dollars, and there was a significant devaluation of the Renminbi on January 1, 1994 in connection with the replacement of the dual exchange rate system with a unified managed floating rate foreign exchange system. Since 1994, the value of the Renminbi relative to the U.S. Dollar has remained stable and has appreciated slightly against the U.S. Dollar. Countries, including the United States, have argued that the Renminbi is artificially undervalued due to China’s current monetary policies and have pressured China to allow the Renminbi to float freely in world markets. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the dollar. Under the new policy the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of designated foreign currencies. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in further and more significant appreciation of the Renminbi against the dollar.

Because most of our sales are made in U.S. Dollars and most of our expenses are paid in RMB, devaluation of the U.S. Dollar could negatively impact our results of operations.

The value of RMB is subject to changes in China’s governmental policies and to international economic and political developments. In January, 1994, the PRC government implemented a unitary managed floating rate system. Under this system, the People’s Bank of China, or PBOC, began publishing a daily base exchange rate with reference primarily to the supply and demand of RMB against the U.S. Dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for RMB within a specified band around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. Dollar to RMB from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. This modification has resulted in an approximate 7.3% appreciation of the RMB against the U.S. Dollar from July 21, 2005 to May 2, 2007. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in further fluctuations of the exchange rate of the U.S. Dollar against the RMB, including future devaluations. Because most of our net sales are made in U.S. Dollars and most of our expenses are paid in RMB, any future devaluation of the U.S. Dollar against the RMB could negatively impact our results of operations.

Inflation in the PRC could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. During the past decade, the rate of inflation in China has been as high as approximately 20% and China has experienced deflation as low as approximately minus 2%. If prices for our products and services rise at a rate that is insufficient to compensate for the rise in the costs of supplies such as raw materials, it may have an adverse effect on our profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. The implementation of such policies may impede economic growth. In October 2004, the People’s Bank of China, the PRC’s central bank, raised interest rates for the first time in nearly a decade and indicated in a statement that the measure was prompted by inflationary concerns in the Chinese economy. In April 2006, the People’s Bank of China raised the interest rate again. Repeated rises in interest rates by the central bank would likely slow economic activity in China which could, in turn, materially increase our costs and also reduce demand for our products and services.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

As our ultimate holding company is a Delaware corporation, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in the PRC. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

If we make equity compensation grants to persons who are PRC citizens, they may be required to register with the State Administration of Foreign Exchange of the PRC, or SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt an equity compensation plan for our directors and employees and other parties under PRC law.

On April 6, 2007, SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company, also know as “Circular 78.” It is not clear whether Circular 78 covers all forms of equity compensation plans or only those which provide for the granting of stock options. For any plans which are so covered and are adopted by a non-PRC listed company after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. We intend to adopt an equity compensation plan in the future and make option grants to our officers and directors, most of who are PRC citizens. Circular 78 may require our officers and directors who receive option grants and are PRC citizens to register with SAFE. We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming. If it is determined that any of our equity compensation plans are subject to Circular 78, failure to comply with such provisions may subject us and participants of our equity incentive plan who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our PRC employees. In that case, our ability to compensate our employees and directors through equity compensation would be hindered and our business operations may be adversely affected.

We have enjoyed certain preferential tax concessions and the loss of these preferential tax concessions may cause its tax liabilities to increase and its profitability to decline.

Our operating subsidiary, Shenzhen Highpower, is subject to a reduced enterprise income tax rate of 15%, which is only granted to high-technology enterprises operating in the Shenzhen Special Economic Zone. From 2005 to 2007, Shenzhen Highpower enjoyed a preferential income tax rate of 7.5% due to its status as a new business and high-tech enterprise. That status expired on December 31, 2007. The expiration of the preferential tax treatment will increase our tax liabilities and reduce our profitability. Additionally, the PRC Enterprise Income Tax Law (the “EIT Law”) was enacted on March 16, 2007. Under the EIT Law, effective January 1, 2008, China will adopt a uniform tax rate of 25.0% for all enterprises (including foreign-invested enterprises) and cancel several tax incentives enjoyed by foreign-invested enterprises. Since the PRC government has not announced implementation measures for the transitional policy with regards to such preferential tax rates, we cannot reasonably estimate the financial impact of the new tax law to us at this time. Any future increase in the enterprise income tax rate applicable to us or other adverse tax treatments, could increase our tax liabilities and reduce our net income.

Any recurrence of Severe Acute Respiratory Syndrome (SARS), Avian Flu, or another widespread public health problem, in the PRC could adversely affect our operations.

A renewed outbreak of SARS, Avian Flu or another widespread public health problem in China, where all of our manufacturing facilities are located and where the substantial portion of our sales occur, could have a negative effect on our operations. Our business is dependent upon its ability to continue to manufacture products. Such an outbreak could have an impact on our operations as a result of:

—	quarantines or closures of some of our manufacturing facilities, which would severely disrupt our operations,

—	the sickness or death of our key officers and employees, and

—	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our operations.

A downturn in the economy of the PRC may slow our growth and profitability.

The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any downturn will not have a negative effect on our business, especially if it results in either a decreased use of our products or in pressure on us to lower our prices.

Because our business is located in the PRC, we may have difficulty establishing adequate management, legal and financial controls, which it is required to do in order to comply with U.S. securities laws.

PRC companies have historically not adopted a Western style of management and financial reporting concepts and practices, which includes strong corporate governance, internal controls and, computer, financial and other control systems. Most of our middle and top management staff are not educated and trained in the Western system, and we may difficulty hiring new employees in the PRC with such training. In addition, we may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002. This may result in significant deficiencies or material weaknesses in our internal controls which could impact the reliability of its financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act of 2002. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business.

Investors may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based upon U.S. laws, including the federal securities laws or other foreign laws against us or our management.

Most of our current operations, including the manufacturing and distribution of our products, are conducted in China. Moreover, all of our directors and officers are nationals and residents of China or Hong Kong. All or substantially all of the assets of these persons are located outside the United States and in the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these persons. In addition, uncertainty exists as to whether the courts of China would recognize or enforce judgments of U.S. courts obtained against us or such officers and/or directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in China against us or such persons predicated upon the securities laws of the United States or any state thereof.

RISKS RELATED TO OUR CAPITAL STRUCTURE

The price of our common stock may be volatile, and if an active trading market for our common stock does not develop, the price of our common stock may suffer and decline.

Prior to our initial public offering and listing of our common stock on the American Stock Exchange on June 19, 2008, there has been no public market for our securities in the United States. Accordingly, we cannot assure you that an active trading market will develop or be sustained or that the market price of our common stock will not decline. The price at which our common stock will trade after our initial public offering is likely to be highly volatile and may fluctuate substantially due to many factors, some of which are outside of our control.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of outstanding stock in the public marketplace could reduce the price of our common stock.

In June 2008, we completed a public offering and sale of 603,750 shares of common stock, all of which are currently freely tradeable. In addition, pursuant to the terms of the Share Exchange, we filed a registration statement with the Securities and Exchange Commission to register a total of 1,772,745 shares of our common stock issued in a Private Placement that was conducted in connection with the Share Exchange in November 2007. The registration statement was declared effective by the Securities and Exchange Commission in June 2008. The investors in the Private Placement also entered into a lock-up agreement pursuant to which they agreed not to sell their shares until ninety (90) days after our common stock was listed on the American Stock Exchange, when one-tenth of their shares are released from the lock up, after which their shares will automatically be released from the lock up on a monthly basis pro rata over a nine month period.

We also registered 817,479 shares of common stock held by certain of our stockholders immediately prior to the Share Exchange in a registration statement declared effective in June 2008. In addition, registered a total of 959,649 shares of common stock that are held by affiliates of Westpark Capital, Inc. that were our stockholders prior to the Share Exchange in a registration statement declared effective in August 2008. All of the shares included in an effective registration statement as described above may be freely sold and transferred except if subject to a lock up agreement.

Additionally, subject to lock-up agreements entered into with WestPark Capital, Inc. pursuant to which the former stockholders of HKHT and their designees agreed not to sell their shares until June 20, 2009, the former shareholders of HKHT and/or their designees may be eligible to sell all or some of our shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act (“Rule 144”), subject to certain limitations. In general, pursuant to Rule 144, a non-affiliate stockholder (or stockholders whose shares are aggregated) who has satisfied a six-month holding period, and provided that there is current public information available, may sell all of its securities. Rule 144 also permits the sale of securities, without any limitations, by a non-affiliate that has satisfied a one-year holding period. Any substantial sale of common stock pursuant to any resale prospectus or Rule 144 may have an adverse effect on the market price of our common stock by creating an excessive supply.

Following the Share Exchange, the former principal shareholders of HKHT have significant influence over us.

Our officers and directors beneficially own or control approximately 60.0% of our outstanding shares as of the closing of our initial public offering on July 24, 2008. If these stockholders were to act as a group, they would have a controlling influence in determining the outcome of any corporate transaction or other matters submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. Such stockholders may also have the power to prevent or cause a change in control. In addition, without the consent of the former HKHT stockholders, we could be prevented from entering into transactions that could be beneficial to us. The interests of these stockholders may differ from the interests of our other stockholders.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. Any failure of these controls could also prevent us from maintaining accurate accounting records and discovering accounting errors and financial frauds. Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal control over financial reporting, and attestation of this assessment by our independent registered public accountants. The SEC extended the compliance dates for non-accelerated filers, as defined by the SEC. Accordingly, we included management's assessment of our internal control over financial reporting as of the end of the previous fiscal year in our annual report on Form 10-K for the year ended December 31, 2007. The attestation requirement of management’s assessment by our independent registered public accountants will first apply to our annual report for the 2008 fiscal year. The standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal control over financial reporting. In addition, the attestation process by our independent registered public accountants is new and we may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of our assessment by our independent registered public accountants. If we cannot assess our internal control over financial reporting as effective, or our independent registered public accountants are unable to provide an unqualified attestation report on such assessment, investor confidence and share value may be negatively impacted.

In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting, or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

We may not be able to achieve the benefits we expect to result from the Share Exchange.

On October 20, 2007, we entered into the Exchange Agreement with all of the shareholders of HKHT, pursuant to which we agreed to acquire 100% of the issued and outstanding securities of HKHT in exchange for shares of our common stock. On November 2, 2007, the Share Exchange closed, HKHT became our 100%-owned subsidiary and our sole business operations became that of HKHT. We also have a new Board of Directors and management consisting of persons from HKHT and changed our corporate name from SRKP 11, Inc. to Hong Kong Highpower Technology, Inc.

We may not realize the benefits that we hoped to receive as a result of the Share Exchange, which include:

—	access to the capital markets of the United States;

—	the increased market liquidity expected to result from exchanging stock in a private company for securities of a public company that may eventually be traded;

—	the ability to use registered securities to make acquisition of assets or businesses;

—	increased visibility in the financial community;

—	enhanced access to the capital markets;

—	improved transparency of operations; and

—	perceived credibility and enhanced corporate image of being a publicly traded company.

There can be no assurance that any of the anticipated benefits of the Share Exchange will be realized in respect to our new business operations. In addition, the attention and effort devoted to achieving the benefits of the Share Exchange and attending to the obligations of being a public company, such as reporting requirements and securities regulations, could significantly divert management’s attention from other important issues, which could materially and adversely affect our operating results or stock price in the future.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the public markets and public reporting. Our management team will need to invest significant management time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Our common stock may be considered a “penny stock,” and thereby be subject to additional sale and trading regulations that may make it more difficult to sell.

Our common stock may be considered to be a “penny stock” if it does not qualify for one of the exemptions from the definition of “penny stock” under Section 3a51-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our common stock may be a “penny stock” if it meets one or more of the following conditions (i) the stock trades at a price less than $5.00 per share; (ii) it is NOT traded on a “recognized” national exchange; (iii) it is NOT quoted on the Nasdaq Capital Market, or even if so, has a price less than $5.00 per share; or (iv) is issued by a company that has been in business less than three years with net tangible assets less than $5 million.

The principal result or effect of being designated a “penny stock” is that securities broker-dealers participating in sales of our common stock will be subject to the “penny stock” regulations set forth in Rules 15-2 through 15g-9 promulgated under the Exchange Act. For example, Rule 15g-2 requires broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document at least two business days before effecting any transaction in a penny stock for the investor’s account. Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult and time consuming for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

We do not foresee paying cash dividends in the foreseeable future and, as a result, our investors’ sole source of gain, if any, will depend on capital appreciation, if any.

We do not plan to declare or pay any cash dividends on our shares of common stock in the foreseeable future and currently intend to retain any future earnings for funding growth. As a result, you should not rely on an investment in our securities if you require the investment to produce dividend income. Capital appreciation, if any, of our shares may be your sole source of gain for the foreseeable future. Moreover, you may not be able to resell your shares in our company at or above the price you paid for them.

Item 2. Unregistered Sale of Equity Securities and Use of Proceeds

Unregistered Sale of Equity Securities

On June 19, 2008, we issued 160,000 shares of our common stock to Nascent Value, LLC in consideration for the signing of an agreement for investor relations and consulting services. The securities were offered and issued to Nascent Value, LLC in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder. Nascent Value, LLC qualified as an accredited investor (as defined by Rule 501 under the Securities Act of 1933, as amended).

On June 19, 2008, upon the closing of our initial public offering, we issued to WestPark Capital, Inc. warrants to purchase up to 52,500 shares of our common stock in exchange for its underwriting services provided to us in connection with our initial public offering. The warrants are exercisable at a per share exercise price of $3.90, subject to standard anti-dilution adjustments for stock splits and similar transactions, and will expire after five years. The securities were issued to WestPark Capital in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

Use of Proceeds

On June 24, 2008, we completed our initial public offering of common stock in which we sold 603,750 shares of common stock (including 78,750 shares sold pursuant to the underwriter’s full exercise of their over-allotment option) at an issue price of $3.25 per share. The SEC declared the registration statements for the initial public offering, File Nos. 333-147355 and 333-151793, each effective on June 19, 2008 and June 20, 2008, respectively. The managing underwriter for the offering was WestPark Capital, Inc. We raised a total of approximately $2.0 million in gross proceeds from our initial public offering, or approximately $1.2 million in net proceeds after deducting underwriting discounts and commissions of approximately $196,000 and other offering costs of approximately $551,000.

As of June 30, 2008, we have used approximately $1.2 million of such proceeds for working capital purposes to finance our existing operations.

Item 3. Default Upon Senior Securities

Not applicable.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Item 5. Other Information

Not applicable.

Item 6. Exhibits

(a) Exhibits

Exhibit Number	Description of Document

21.1	List of Subsidiaries
31.1	Certification of Chief Executive Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*
This exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

HONG KONG HIGHPOWER TECHNOLOGY, INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hong Kong Highpower Technology, Inc.

Dated: August 12, 2008	/s/	Dang Yu Pan
	By:	Dang Yu Pan
	Its:	Chairman of the Board and Chief Executive Officer

	/s/	Yu Zhi Qui
	By:	Yu Zhi Qui
	Its:	Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):	August 19, 2008

HONG KONG HIGHPOWER TECHNOLOGY, INC.
_____________________________________________________
(Exact name of registrant as specified in its charter)

Delaware	000-52103	20-4062622
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Building A1, Luoshan Industrial Zone, Shanxia, Pinghu, Longgang, Shenzhen, Guangdong, 518111, China
(Address, including zip code, of principal executive offices)

Registrant’s telephone number, including area code	(86) 755-89686238

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

The following is the Company’s EBITDA results for the three months ended June 30, 2008 and disclosures related to the use of a non-GAAP financial measure, including a reconciliation to net income:

Non-GAAP Financial Results

Hong Kong Highpower Technology, Inc. (the “Company”) considers and uses EBITDA, a financial measure not in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), as a supplemental measure of its operating performance. The Company defines EBITDA as net income (loss) before net interest expense, provision (benefit) for income taxes, and depreciation and amortization (see “Use of Non-GAAP Financial Measures” below). The Company uses EBITDA as a supplemental measure to review and assess its operating performance and to enhance comparability between periods. The Company also believes the use of EBITDA facilitates the use by investors of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in such items as the book amortization of intangible assets (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense), and capital structure (affecting relative interest expense). The Company also presents EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as an alternate measure of financial performance. The Company reconciles EBITDA to net income (loss), the most comparable financial measure under U.S. GAAP.

The Company believes that EBITDA permits a comparative assessment of its operating performance, relative to its performance based on its U.S. GAAP results, while isolating the effects of interest, taxes, depreciation and amortization, which may vary from period to period without any correlation to underlying operating performance. The Company provides information relating to its EBITDA so that securities analysts, investors and other interested parties have the same data that it employs in assessing its overall operations. The Company believes that trends in its EBITDA are a valuable indicator of its operating performance and of its ability to produce operating cash flows to fund working capital needs, to service debt obligations and to fund capital expenditures.

The term EBITDA is not defined under U.S. GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. The Company’s EBITDA has limitations as an analytical tool, and when assessing the Company’s operating performance, EBITDA should not be considered in isolation, or as a substitute for net income (loss) or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to, the following:

•
EBITDA (1) does not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments; (2) does not reflect changes in, or cash requirements for, the Company’s working capital needs; (3) does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt; (4) does not reflect income taxes or the cash requirements for any tax payments; and (5) does not reflect all of the costs associated with operating the Company’s business;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	other companies may calculate EBITDA differently than the Company does, limiting its usefulness as a comparative measure.

The Company compensates for these limitations by relying primarily on its U.S. GAAP results and using EBITDA only supplementally. EBITDA is calculated as follows for the periods presented:

	Three Months Ended June 30
	2008	2007
	$	$
Net income (loss)	684,247	1,174,090
Interest expense	194,017	111,165
Income taxes	64,298	96,049
Depreciation	88,285	78,240
Amortization	12,500	12,500
EBITDA	1,043,347	1,472,044

EBITDA for the second quarter ended June 30, 2008 totaled $1.0 million, compared with $1.5 million for the second quarter ended June 30, 2007. The year-over-year decrease was primarily due to costs related to the Company’s public offering of common stock and fees associated with the listing on the American Stock Exchange totaling $260,000 and the increased loss on the exchange rate difference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hong Kong Highpower Technology, Inc.

Dated: August 19, 2008	/s/	Dang Yu Pan
	By:	Dang Yu Pan
	Its:	Chairman of the Board and Chief Executive Officer